Exhibit 99.3

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:	Board of Directors
Telephone:	(416) 315-0338
E-mail:	roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:	Amar Leclair-Ghosh / Eric Reither
Telephone:	(514) 847-4612 / (416) 216-4858

E-mail:	amar.leclair-ghosh@nortonrosefulbright.com /

eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	nil	1,597,058	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:           Board of Directors

Telephone:        (416) 315-0338

E-mail:               roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:           Amar Leclair-Ghosh / Eric Reither

Telephone:        (514) 847-4612 / (416) 216-4858

E-mail:               amar.leclair-ghosh@nortonrosefulbright.com / eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	24,189,480	4,000,000	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:            Board of Directors

Telephone:         (416) 315-0338

E-mail:                 roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:            Amar Leclair-Ghosh / Eric Reither

Telephone:         (514) 847-4612 / (416) 216-4858

E-mail:                 amar.leclair-ghosh@nortonrosefulbright.com /

                            eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	564,797	3,435,794	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:        Board of Directors

Telephone:     (416) 315-0338

E-mail:            roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:         Amar Leclair-Ghosh / Eric Reither

Telephone:      (514) 847-4612 / (416) 216-4858

E-mail:             amar.leclair-ghosh@nortonrosefulbright.com /

                         eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	75,000	1,097,058	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This	Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This	Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:        Board of Directors

Telephone:     (416) 315-0338

E-mail:            roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:        Amar Leclair-Ghosh / Eric Reither

Telephone:     (514) 847-4612 / (416) 216-4858

E-mail:         amar.leclair-ghosh@nortonrosefulbright.com /

                     eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	104,217,185	1,097,058	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:            Board of Directors

Telephone:         (416) 315-0338

E-mail:                 roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:            Amar Leclair-Ghosh / Eric Reither

Telephone:         (514) 847-4612 / (416) 216-4858

E-mail:                 amar.leclair-ghosh@nortonrosefulbright.com /

                            eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	10,219,343	2,850,000	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:      Board of Directors

Telephone:    (416) 315-0338

E-mail:          roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:      Amar Leclair-Ghosh / Eric Reither

Telephone:   (514) 847-4612 / (416) 216-4858

E-mail:          amar.leclair-ghosh@nortonrosefulbright.com /

                      eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	nil	550,000	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:             Board of Directors

Telephone:          (416) 315-0338

E-mail:                  roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:             Amar Leclair-Ghosh / Eric Reither

Telephone:          (514) 847-4612 / (416) 216-4858

E-mail:                  amar.leclair-ghosh@nortonrosefulbright.com /

  eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	250,000	1,500,000	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:            Board of Directors

Telephone:         (416) 315-0338

E-mail:                 roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:            Amar Leclair-Ghosh / Eric Reither

Telephone:         (514) 847-4612 / (416) 216-4858

E-mail:                 amar.leclair-ghosh@nortonrosefulbright.com /

 eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants

	10,000	2,122,058	nil

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of March 13, 2019 (this “Agreement”).

BETWEEN:

(the “Shareholder”)

- and -

HEXO CORP., a corporation existing under the laws of Canada

(the “Purchaser”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Newstrike Brands Ltd. (the “Company”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Company Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Shareholder is the registered and/or beneficial owner, directly or indirectly, of the Company Securities (as defined in the Arrangement Agreement) set forth on Schedule A hereto (the “Subject Securities”);

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

For all purposes of this Agreement, the term “Subject Securities” shall include:

(a)

that number of Company Shares, Company Options or Company Warrants (as the case may be) set forth on Schedule A to this Agreement, being all of the Company Securities owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the exercise by the Shareholder of any Convertible Securities, and any Company Shares otherwise acquired by the Shareholder after the date hereof; and

(b)

all shares or other securities into or for which the Subject Securities may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Corporation or any Subsidiary of the Corporation.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.5	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

1.6	Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Shareholder

The Shareholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of Company Securityholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)

at any meeting of Company Securityholders or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of such meeting), the Shareholder shall cause its Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by Purchaser in writing, vote (or cause to be voted) its Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal (including any Superior Proposal) involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)

the Shareholder shall not, directly or indirectly, through any affiliates or any of their respective officers, directors, employees, representatives, agents or otherwise, and shall not permit any such person to:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)

assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)

act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the transactions contemplated by the Arrangement Agreement;

(vii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any publicly disclosed Acquisition Proposal;

(viii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(ix)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)

the Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Company Shares, where such transaction requires the approval of Company Securityholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Securityholders, whether or not it may be recommended by the Company Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities;

(e)

the Shareholder will and will cause each of its affiliates and will instruct each of its representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any person (other than Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Shareholder or any of its affiliates or their respective officers, directors, employees, representatives or agents;

(f)

the Shareholder will not directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, hypothecate or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, repurchase agreement, option or other arrangement or monetization transaction with respect any of its Subject Securities, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, or (ii) grant or agree to grant any proxies or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy or otherwise, with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(g)

the Shareholder shall not contest in any way the approval of the Arrangement by any Governmental Entity or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(h)

at the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b);

(i)

the Shareholder shall not exercise any rights of appraisal or rights of dissent that the Shareholder may have under applicable Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(j)

as soon as practicable following the mailing of the Circular and in any event at least ten business days prior to the date of the Meeting, the Shareholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are registered in the name of the Shareholder, deliver or cause to be delivered, in accordance with the instructions set out in the Circular and with a copy to Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at such meeting) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, with a copy to Purchaser concurrently, instructing that the Shareholder’s Subject Securities be voted at the Meeting in favour of the Arrangement, including without limitation the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by Company in the Circular (with full power of substitution) and such proxy or proxies or voting instructions shall not be revoked, withdrawn, amended or invalidated without the written consent of Purchaser or upon the termination of this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have.

2.2	Public Disclosure and Announcements

(a)

The Shareholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR.

(b)

Except as required by applicable Law, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

2.3	Revocation of Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Subject Securities. For the avoidance of doubt, this Section 2.2 does not apply to any proxies delivered by the Shareholder in respect of the Meeting approving the Arrangement Resolution.

2.4	Co-operation/Alternative Transaction

If Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all the Subject Shares on economic terms and other terms and conditions having consequences to the Shareholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid, by causing all of the Shareholder’s Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Shareholder’s Subject Shares from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Purchaser as follows, and acknowledges that Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Shareholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)

Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Shareholder nor any of its affiliates owns or has any interest in or exercises control or direction over any other securities of the Company or any of its affiliates. The Shareholder is and will be immediately prior to the Effective Date, the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens of any kind whatsoever.

(d)

No Breach. Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, where the Shareholder is a corporation, any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound, except such breaches or defaults which could not, individually or in the aggregate, impair the ability of the Shareholder to perform its obligations under this Agreement,

(ii)

require on the part of the Shareholder, the making of any declaration or filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or any permit, authorization, consent, approval or order to be obtained from, any Governmental Entity or any other person, or

(iii)	conflict with any judgement, order, notice, decree, applicable to the Shareholder or affecting any of its properties or assets or any statute, law, ordinance, rule or regulation.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement.

(g)

Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants and covenants to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. Purchaser validly subsists under the laws of Canada and has necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement may be terminated:

(a)	at any time upon written agreement of the Purchaser and the Shareholder;

(b)

by the Shareholder: (i) if any of the representations and warranties of the Purchaser in this Agreement shall not be true and correct in all material respects except to the extent it does not result in a Purchaser Material Adverse Change; (ii) if the Purchaser shall not have complied with its covenants to the Shareholder contained in this Agreement, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)

by the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Purchaser contained in this Agreement, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within 10 Business Days of the date such notice was received by the Shareholder.

4.2	Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or

(b)

the date and time that is the earlier of: (i) September 30, 2019; and (ii) the Arrangement Agreement is terminated in accordance with its terms other than pursuant to section 8.2(1)(d)(i) of the Arrangement Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

5.2	Further Assurances

Each of the Shareholder and Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement whether before or after the Effective Time.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Entire Agreement

This Agreement, including the schedules hereto constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments; Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, provided that if such assignment, delegation or transfer takes place, Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, in the case of:

(a)	Purchaser, addressed as follows:

HEXO Corp.

204-490, Boulevard Saint-Joseph,

Gatineau, QC J8Y 3Y7

Attention:            Board of Directors

Telephone:         (416) 315-0338

E-mail:                 roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

Suite 3800

200 Bay Street, P.O. Box 84

Toronto, Ontario M5J 2Z4

Attention:            Amar Leclair-Ghosh / Eric Reither

Telephone:         (514) 847-4612 / (416) 216-4858

E-mail:                 amar.leclair-ghosh@nortonrosefulbright.com /

                            eric.reither@nortonrosefulbright.com

(b)	the Shareholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

5.9	Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

5.10	Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Voting Support Agreement as of the date first written above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: Chief Executive Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:
Telephone:

Facsimile:

SCHEDULE A

Shareholder	Number of Common Shares	Number of Company Options	Number of Company Warrants
	23,485,856	nil	nil